Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING ACQUIRES ASSETS OF SMARTPILL
CORPORATION

 - Expands Company’s leadership in patient-friendly, GI diagnostics with wireless motility capsule -

YOQNEAM, Israel, October 4, 2012 - Given Imaging Ltd. (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that it has acquired from The SmartPill Corporation, a U.S. based-company, the assets related to the SmartPill® GI Monitoring System for $6 million. The SmartPill® is an ingestible capsule that uses sensor technology to measure pH, pressure and temperature in the GI tract.  The SmartPill System measures gastric emptying and total GI (stomach, small bowel and colon) transit times and is used to evaluate motility disorders like gastroparesis and constipation.

“SmartPill is an excellent strategic fit with Given Imaging’s proprietary technology and extensive portfolio of GI diagnostic tools,” said Homi Shamir president and CEO of Given Imaging.  “Incorporating SmartPill into our business strengthens our value proposition to gastroenterologists as we will now provide an industry-leading platform of patient-friendly GI diagnostic solutions.  We anticipate that this acquisition will have an immediate contribution to our top-line results and will be accretive to our bottom-line by the end of 2014.”

The SmartPill is cleared by the FDA and CE marked for the evaluation of gastroparesis and constipation, and has an existing CPT code.  A category 1 CPT code specifically and exclusively for the SmartPill procedure goes into effect in January, 2013. Given Imaging plans to invest in market development activities designed to expand the body of clinical evidence for and awareness of SmartPill.

Administered in the physician's office, the SmartPill is completely ambulatory and allows the patient to go about their normal routine during the course of the test.  As the SmartPill capsule passes through the GI tract, it transmits data to a recorder worn by the patient.  The SmartPill capsule moves through the intestines by peristalsis, or the normal rhythmic contraction of the intestinal muscles, and is capable of transmitting data continuously for at least five days. The single-use, non-imaging capsule is excreted naturally from the body, usually within a day or two.  Once the capsule has passed from the body, the patient returns the data recorder to the physician, who then can download the collected data to a computer. The physician then uses SmartPill's MotiliGI™ software to display and analyze the data, providing the physician with test results in both graphical and report formats.

“For millions of patients who suffer from the challenging and painful symptoms of gastroparesis or chronic constipation, SmartPill provides an ambulatory, patient-friendly and radiation-free alternative for assessing GI motility, providing the information we need to more accurately treat their conditions,” said Braden Kuo M.D., Instructor of Medicine, Harvard Medical School, Assistant Physician, Gastroenterology Unit and Director of the Gastrointestinal Motility Laboratory at Massachusetts General Hospital.  “While SmartPill does not replace procedures like endoscopy and colonoscopy, it can replace multiple procedures used to assess gut transit requiring radiation exposure such as a timed Small Bowel Follow Through (SBFT), gastric emptying scintigraphy (GES) or sitzmarkers (ROM) which would be required to deliver the same clinical information.”

Given Imaging does not expect that this acquisition will have a meaningful contribution to its fourth quarter 2012 revenues. The Company will record the acquisition expenses in its fiscal year 2012 financial statements.

The Company expects that its 2013 revenues will include low single-digit revenue in millions of US dollars from SmartPill, and plans to make additional investments in clinical trials, market development and manufacturing efficiency to support future growth.

The acquisition also includes an earn-out component, based on sales of the SmartPill product between 2013 and 2016.  The Company expects that earn-out payments, if any, will not be material.

About Gastroparesis

Gastroparesis, also called delayed gastric emptying, is a disorder in which the stomach takes too long to empty its contents.  The most common symptoms of gastroparesis are nausea, a feeling of fullness after eating only a small amount of food, and vomiting.  Other symptoms include acid reflux, abdominal pain or bloating and lack of appetite.  Diabetes is the primary cause of gastroparesis in roughly 30% of cases and often occurs in people with type 1 or type 2 diabetes.  Growth in the diabetic population is the primary reason for the increased incidence of gastroparesis.

About Chronic Constipation

Chronic constipation is a condition of infrequent bowel movements — typically fewer than three stools a week — and difficult passage of stools which does not go away. In some cases, chronic constipation may be caused by an underlying medical condition.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring and Digitrapper® pH-Z impedance monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.